Joanne R. Soslow

215.963.5262

jsoslow@morganlewis.com

September 29, 2006

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549-3561

Attention:              Mark P. Shuman
Branch Chief - Legal

Re:          Tucows Inc.
Registration Statement on Form S-3
Filed August 3, 2006
File No. 333-136284

Forms 10-K and 10-K/A for the year ended December 31, 2005
Filed March 17, 2006 and April 11, 2006, respectively
File No. 0-32600

Dear Mr. Shuman:

On behalf of Tucows Inc. (the “Company”), we are responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in your letter dated August 31, 2006 to Elliot Noss with respect to the Company’s Registration Statement on Form S-3 referred to above (the “Registration Statement”).

In response to your letter, set forth below are your comments in bold followed by the Company’s responses to your comments.

Where indicated below, the Company has made changes to the referenced disclosures in Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which the Company is filing contemporaneously with this response letter.  Amendment No. 1 also contains certain changes and additions resulting from recent developments and management’s ongoing review of the disclosures contained therein.

We have sent to your attention via overnight delivery three courtesy copies of the following: (i) this letter as filed via EDGAR; (ii) Amendment No. 1 as filed via EDGAR; and (iii) Amendment No. 1, marked to show changes against the initial Registration Statement, as filed with the Commission on August 3, 2006.

Form S-3

Incorporation of Certain Documents by Reference, page 29

1.             Please amend the Form S-3 to incorporate the Form 10-Q filed August 14, 2006 and the Form 10-Q/A filed August 17, 2006.

Response:  As mentioned above and as requested by the Staff, the Company has amended its Form S-3 to incorporate its Form 10-Q filed August 14, 2006 and its Form 10-Q/A filed August 17, 2006.  The Company has also incorporated by reference into its Amendment No. 1 all of its filings required to be filed under the Securities Exchange Act since the date of the Registration Statement.

Form 10-K

Item 9A.  Controls and Procedures, page 57

2.             You recite only a portion of the definition of “disclosure controls and procedures” as set forth in Exchange Act Rule 13a-15(e).  Please provide the entire definition specified in that Rule, i.e., that the disclosure controls and procedures are effective in ensuring that the information required to be disclosed is recorded, processed, summarized and reported, within the time periods specified in the Commissions’ rule and forms and is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officer as appropriate to allow timely decisions regarding required disclosure.  Alternatively, you may cite to the Exchange Act rule without reciting the rule itself.  Please confirm your understanding and provide us with a representation that you will conform your disclosure to the rule in future filings.

Response:  In future filings, in order to be responsive to this comment, the Company confirms that it will replace subsection (a) to Item 9A with disclosure similar to that which follows:

(a)   Evaluation of Disclosure Controls and Procedures.

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of the end of the period covered by this report have been designed and are functioning effectively to provide reasonable assurance that the information required to be disclosed by us in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and is accumulated and communicated to our management, including our principal executive and principal financial officers, or person performing similar functions, as appropriate to allow timely decisions regarding required disclosure. We believe that a controls system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

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If you have any questions, please feel free to contact me at (215) 963-5262.

Regards,

/s/ Joanne R. Soslow

Joanne R. Soslow

Enclosures

cc:           Hugh Fuller (Securities and Exchange Commission)
Elliot Noss (Tucows Inc.)
Michael Cooperman (Tucows Inc.)
Angela M. Jones (Morgan, Lewis & Bockius LLP)